

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 19, 2010

Don K. Rice
Chief Executive Officer
Ascend Acquisition Corp.
435 Devon Park Drive, Bldg. 700
Wayne, PA   19087

> **RE:** **Ascend Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-51840**

Dear Mr. Rice:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief